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08026121

SEC Mail Processing Section

FEB 21 2008

Washington, DC 101

SECU ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLARY INVESTMENT AND INSURANCE PLANNING CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 BELMONT STREET (MAILING: P.O. BOX 275 N. EASTON, MA 02356)
(No. and Street)

SOUTH EASTON (City) MA (State) 02375 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT N. CLARY (508) 238-8868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THEVENIN, LYNCH, BIENVENUE, LLP
(Name – *if individual, state last, first, middle name*)

71 LEGION PARKWAY (Address) BROCKTON (City) MA (State) 02301 (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, ROBERT N. CLARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARY INVESTMENT AND INSURANCE PLANNING CORP., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control Required by SEC., Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

Thevenin, Lynch, Bienvenue, LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850 - FAX (508) 584-5886

9 BAYSTATE COURT, BREWSTER, MA 02631
TELEPHONE (508) 255-2240 - FAX (508) 255-2351

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Clary Investment and Insurance Planning Corp.

We have audited the accompanying statements of financial condition of Clary Investment and Insurance Planning Corp. (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Investment and Insurance Planning Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thevenin, Lynch, Bienvenue LLP

February 12, 2008

Thevenin, Lynch, Bienvenue, LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850 - FAX (508) 584-5886

9 BAYSTATE COURT, BREWSTER, MA 02631
TELEPHONE (508) 255-2240 - FAX (508) 255-2351

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Clary Investment and Insurance Planning Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Clary Investment and Insurance Planning Corp. (the Company), as of and for the years ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rue 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiencies is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detect by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Thevenin, Lynch, Bienvenue LLP

February 12, 2008

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 30,093	$ 17,210
Commissions receivable	32,249	15,769
Total Assets	$ 62,342	$ 32,979

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Commissions payable	$ 19,086	$ 6,907
Payroll taxes payable	1,912	1,367
Miscellaneous payables	1,365	1,365
Total Liabilities	22,363	9,639
Stockholder's Equity		
Common stock, no par value, 200,000 shares authorized issued and outstanding, 200 shares	6,200	6,200
Additional paid-in capital	1,000	1,000
Retained Earnings	32,779	16,140
Total Stockholder's Equity	39,979	23,340
Total Liabilities and Stockholder's Equity	$ 62,342	$ 32,979

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues		
Commissions	$ 337,646	$ 229,273
Other Income	35,000	-
Interest	230	225
	372,876	229,498
Expenses		
Commissions	151,887	137,916
Salaries	58,154	44,491
Fees	5,829	5,535
Legal and Accounting	8,010	7,782
Insurance	5,385	2,104
Payroll and miscellaneous taxes	5,852	4,736
Rent	99,695	9,373
Pension expense	1,335	950
Other	90	86
	336,237	212,973
Net Income	$ 36,639	$ 16,525

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Balance at beginning of year	$ 16,140	$ 28,197
Add:		
Net Income	36,639	16,525
Less:		
S. Corporation distributions	(20,000)	(28,582)
Balance at end of year	$ 32,779	$ 16,140

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities		
Net Income	$ 36,639	$ 16,525
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) Decrease in commissions receivable	(16,480)	4,600
Increase (Decrease) in commissions payable	12,179	(3,830)
Increase in other payables	545	1,567
Net cash provided by operating activities	32,883	18,862
Cash flows from financing activities		
S Corporation dividend distributions	(20,000)	(28,582)
Net cash used by financing activities	(20,000)	(28,582)
Net increase (decrease) in cash	12,883	(9,720)
Cash at beginning of year	17,210	26,930
Cash at end of year	$ 30,093	$ 17,210

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Clary Investment and Insurance Planning Corp. (Corporation) is incorporated in the state of Massachusetts and is engaged exclusively in the business of providing securities brokerage services relating to redeemable mutual fund shares, and variable annuities. The Corporation changed its name from Clary Financial Planning Corporation during 2003.

The Corporation prepares its financial statements on the accrual basis and, as such records commission income and expenses on a trade date basis.

The Corporation has elected to file its tax returns as an S corporation and, as such, no recognition for income taxes is recorded by the corporation, but rather taxable income is passed through and reported by the individual stockholder.

The Corporation contributed $1,745 and $1,335 under its Simple Retirement Plan for 2007 and 2006, respectively.

Other Income - During 2007, the Corporation received $35,000 as a one-time special payment as a result of the consolidation of NASD and NYSE member regulation, into FINRA.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES EXCHANGE COMMISSION REQUIREMENTS

The Corporation is exempt (under SEC Rule 15c3-3(k)(1)) from the special reserve bank account requirements of SEC Rule 15c3-3 as it does not engage in any activity under which customer funds or securities are put at risk.

However, under SEC Rule 15c3-1(a)(2)(vi), the Corporation must maintain net capital (as computed in Schedule I) of not less than $5,000.

3. RENT EXPENSE

The Corporation entered into an agreement to rent office space belonging to the lessor at 43 Belmont Street, South Easton, Massachusetts for $600 per month. The Corporation is currently a tenant at will. Rent expense was $7,200 for the year related thereto.

Additionally, the Corporation entered into a joint marketing agreement for securities brokerage and insurance services with Dean Cooperative Bank. This agreement authorizes certain registered representatives, of the Corporation, to operate under the Corporation's license within the Bank's facilities. Revenue sharing payments, in-lieu of rent, are made to the Bank in an amount equal to 80% of net commissions with respect to security transaction, and 80% of net commissions generated with respect to variable life insurance and variable annuity transactions. These payments, totaling $92,495 for the year, to Dean Cooperative Bank have been classified as rent expense.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL	
Total stockholder's equity	$ 39,979
Deduct stockholder's equity not allowable for net capital	-
	39,979
Add:	
A. Allowable subordinated liabilities	
B. Other deductions and allowable credits	-
Total capital and allowable credits	39,979
Deductions and (or) charges	
A. Non-allowable assets	
Organization costs and equipment	
B. Aged fails-to-deliver	
C. Aged short security differences	
D. Secured demand note deficiency	
E. Commodity future contract	
F. Other deductions	
	-
Net Capital before haircuts on security positions	39,979
Haircuts on securities	
A. Contractual securities commitments	
B. Subordinated debt	
C. Trading and investment securities	
D. Undue concentrations	
E. Other	-
Net Capital	$ 39,979
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	$ 22,363
Items not included in Statement of Financial Condition	-
Total aggregate indebtedness	$ 22,363
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 1,490
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	34,979
Percentage of aggregate indebtedness to net capital	56%

RECONCILIATION WITH CORPORATION'S COMPUTATION

The above computation of net capital and net capital requirements agrees with that originally submitted by the Corporation.

Other required supplementary information, including computation for determination of reserve requirements, information relating to possession or control requirements pursuant to Rule 15c3-3 and schedule of segregation requirements, are not applicable.

END